

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, Indiana

> **Re:** **Duke Realty Corporation**
> **Duke Realty Limited Partnership**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-09044**

Dear Mr. Denien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

New Second General Leases, page 25

1.   In future Exchange Act periodic reports, please revise to compare new rents on your second generation leases to prior rents.

Total Leasing Activity, page 25

2.   In future Exchange Act reports, please revise to provide data with respect to the beginning of year vacant space and end of year vacant space, including data on space that became vacant during the period or advise.

Lease Expiration, page 26

3.   In future Exchange Act reports, please revise to provide the number of tenants or properties whose leases will expire or advise.

Deferred Costs, page 74

4.   We note your disclosure of gross and accumulated amortization amounts related to deferred leasing costs and acquired lease-related intangible assets. Please tell us, and disclose in future periodic filings if material, the gross and accumulated amortization amounts related to your acquired lease-related intangible liabilities as of each balance sheet date presented.

Schedule III Real Estate and Accumulated Depreciation

5.   Please reconcile for us the amounts presented for gross real estate assets and accumulated depreciation to your consolidated balance sheets as of the balance sheet dates presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or me at (202) 551-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Tom Kluck, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief